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                                           Alexander & Alexander Services Inc.
                                           1185 Avenue of the Americas
                                           New York, New York   10036
                                           Telephone 212-444-4532
                                           Facsimile  212-444-4696

                                           Albert A. Skwiertz, Jr.
                                           Vice President
                                            and General Counsel

VIA EDGAR

October 16, 1995

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20540

Re:	Alexander & Alexander Services Inc. (the "Company")
	Registration Statement on Form S-3
	Registration No. 33-55081

Gentlemen:

Reference is made to the Company's Registration Statement on Form S-3 filed with the Commission on August 16, 1994, as amended by Pre-Efective Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on November 28, 1994, and by Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 filed with the Commission on March 29, 1995, and by Pre-Effective Amendment No. 3 to Registration Statement filed with the Commission on April 5, 1995. The Registration Statement registering Company's acquisition of Clay & Partners was declared effective at 4:15 pm on April 5, 1995.

Pursuant to Section 3.1(a) of the Registration Rights Agreement, dated November 30, 1993, between the Company and the Selling Stockholders, the Company agreed to maintain the effectiveness of the above referenced registration statement for a period of 180 days following the April 5, 1995 effective date. As such period of time has now passed, the Company respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, that the Commission consent to the withdrawal of this registration statement.

Kindly forward a copy of the order consenting to the withdrawal of the registration statement to the undersigned as soon as practicable.

Sincerely,

/s/ Albert A. Skwiertz, Jr.

Albert A. Skwiertz, Jr.
Vice President
   & General Counsel

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